                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _______)


                             Alcan Aluminium Limited
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    013716105
                             ----------------------
                                 (CUSIP Number)

                                  Ralph Stadler
                            BZ Group Holding Limited
                      Egglirain 24, 8832 Wilen, Switzerland
                                (41) (1) 786-6666
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                               September 25, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 013716105                                                Page 2 of 10

----------------------------------------------------------------------------------------------
    1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).

                            BZ Group Holding Limited

----------------------------------------------------------------------------------------------
    2.  Check the Appropriate Box if a Member of a Group (See Instructions)     (a)    [   ]
                                                                                (b)    [ X ]

----------------------------------------------------------------------------------------------
    3.  SEC Use Only


----------------------------------------------------------------------------------------------
    4.  Source of Funds (See Instructions)

                                       OO
----------------------------------------------------------------------------------------------
    5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
        [     ]
----------------------------------------------------------------------------------------------
    6.  Citizenship or Place of Organization

                                   Switzerland

----------------------------------------------------------------------------------------------
                  7.  Sole Voting Power

                                                                               0
                 -----------------------------------------------------------------------------
Number of         8.  Shared Voting Power
Shares
Beneficially
Owned by                                                              35,814,240
Each             -----------------------------------------------------------------------------
Reporting         9.  Sole Dispositive Power
Person With

                                                                               0
                 -----------------------------------------------------------------------------
                 10.  Shared Dispositive Power

                                                                      35,814,240
----------------------------------------------------------------------------------------------
   11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                      35,814,240
----------------------------------------------------------------------------------------------
   12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares          [     ]
----------------------------------------------------------------------------------------------
   13.  Percent of Class Represented by Amount in Row (11)

                                                            11.1 percent
----------------------------------------------------------------------------------------------
   14.  Type of Reporting Person

                                       CO
----------------------------------------------------------------------------------------------

CUSIP No. 013716105                                                 Page 3 of 10

----------------------------------------------------------------------------------------------
    1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).

                            Spezialitaeten Vision AG

----------------------------------------------------------------------------------------------
    2.  Check the Appropriate Box if a Member of a Group (See Instructions)     (a)    [   ]
                                                                                (b)    [ X ]

----------------------------------------------------------------------------------------------
    3.  SEC Use Only


----------------------------------------------------------------------------------------------
    4.  Source of Funds (See Instructions)

                                       OO
----------------------------------------------------------------------------------------------
    5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
        [     ]
----------------------------------------------------------------------------------------------
    6.  Citizenship or Place of Organization

                                   Switzerland

----------------------------------------------------------------------------------------------
                  7.  Sole Voting Power

                                                                               0
                 -----------------------------------------------------------------------------
Number of         8.  Shared Voting Power
Shares
Beneficially
Owned by                                                              35,814,240
Each             -----------------------------------------------------------------------------
Reporting         9.  Sole Dispositive Power
Person With

                                                                               0
                 -----------------------------------------------------------------------------
                 10.  Shared Dispositive Power

                                                                      35,814,240
----------------------------------------------------------------------------------------------
   11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                      35,814,240
----------------------------------------------------------------------------------------------
   12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares          [     ]
----------------------------------------------------------------------------------------------
   13.  Percent of Class Represented by Amount in Row (11)

                                                            11.1 percent
----------------------------------------------------------------------------------------------
   14.  Type of Reporting Person

                                       CO
----------------------------------------------------------------------------------------------

CUSIP No. 013716105                                                 Page 4 of 10

----------------------------------------------------------------------------------------------
    1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).

                            Stillhalter Vision AG

----------------------------------------------------------------------------------------------
    2.  Check the Appropriate Box if a Member of a Group (See Instructions)     (a)    [   ]
                                                                                (b)    [ X ]

----------------------------------------------------------------------------------------------
    3.  SEC Use Only


----------------------------------------------------------------------------------------------
    4.  Source of Funds (See Instructions)

                                       OO
----------------------------------------------------------------------------------------------
    5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
        [     ]
----------------------------------------------------------------------------------------------
    6.  Citizenship or Place of Organization

                                   Switzerland

----------------------------------------------------------------------------------------------
                  7.  Sole Voting Power

                                                                               0
                 -----------------------------------------------------------------------------
Number of         8.  Shared Voting Power
Shares
Beneficially
Owned by                                                              35,814,240
Each             -----------------------------------------------------------------------------
Reporting         9.  Sole Dispositive Power
Person With

                                                                               0
                 -----------------------------------------------------------------------------
                 10.  Shared Dispositive Power

                                                                      35,814,240
----------------------------------------------------------------------------------------------
   11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                      35,814,240
----------------------------------------------------------------------------------------------
   12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares          [     ]
----------------------------------------------------------------------------------------------
   13.  Percent of Class Represented by Amount in Row (11)

                                                            11.1 percent
----------------------------------------------------------------------------------------------
   14.  Type of Reporting Person

                                       CO
----------------------------------------------------------------------------------------------

CUSIP No. 013716105                                                 Page 5 of 10


SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.    SECURITY AND ISSUER

        This Schedule relates to the common shares, no par value (the "Shares"), of Alcan Aluminium Limited, a Quebec, Canada corporation (the "Company"), which has its principal executive offices at 1188 Sherbrooke Street West, Montreal, Quebec, Canada, H3A 3G2.

        The descriptions of certain agreements and documents contained in this
Schedule 13D are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto and incorporated herein by reference.

Item 2.    IDENTITY AND BACKGROUND

        This Schedule 13D is being filed by BZ Group Holding Limited ("BZ Holding"), Spezialitaeten Vision AG ("Spezialitaeten") and Stillhalter Vision AG ("Stillhalter"). BZ Holding is a holding and investment corporation organized in Switzerland. Spezialitaeten is an investment company organized in Switzerland, 56 percent of the voting rights of which are held by BZ Holding. Stillhalter is an investment company organized in Switzerland, 51 percent of the voting rights of which are held by BZ Holding. The principal address for BZ Holding, Spezialitaeten and Stillhalter is Egglirain 24, 8832 Wilen, Switzerland.

        The name, citizenship, business address and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each of the executive officers and directors of BZ Holding, Spezialitaeten and Stillhalter are set forth in Schedule A attached hereto and incorporated herein by reference.

        During the last five years, neither BZ Holding nor Spezialitaeten nor Stillhalter nor, to the best knowledge of BZ Holding, Spezialitaeten and Stillhalter, any executive officer, director or controlling person of BZ Holding, Spezialitaeten or Stillhalter has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

Item 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The acquisition of the Company's Shares by BZ Holding, Spezialitaeten and Stillhalter took place pursuant to a public exchange offer governed under Swiss law (the "Exchange Offer"), pursuant to which shareholders of Alusuisse Group Ltd. ("algroup") (including BZ Holding, Spezialitaeten and Stillhalter) would receive 17.1 Shares for each algroup share tendered. The Exchange Offer commenced on August 29, 2000 and the initial offering period of the Exchange Offer ended on September 25, 2000.

Item 4.    PURPOSE OF TRANSACTION

        The acquisition of the Company's Shares by BZ Holding, Spezialitaeten and Stillhalter took place pursuant to a public exchange offer governed under Swiss law (the "Exchange Offer"), pursuant to which shareholders of Alusuisse Group Ltd. ("algroup") (including BZ Holding, Spezialitaeten and

CUSIP No. 013716105                                                 Page 6 of 10

Stillhalter) would receive 17.1 Shares for each algroup share tendered. The Exchange Offer commenced on August 29, 2000 and the initial offering period of the Exchange Offer ended on September 25, 2000.

        As a result of the public exchange offer transaction, Martin Ebner, the Chairman of the Board of BZ Holding, Spezialitaeten and Stillhalter, will be elected to and will sit on the Board of Directors of the Company.

        Other than as described in this Item 4, neither BZ Holding nor Spezialitaeten nor Stillhalter have any plans or proposals that relate to, or that would result in:

        (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

        (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

        (c) a sale or transfer of a material amount of the assets of the Company or of any of its subsidiaries;

        (d) any additional changes in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) any material change in the capitalization or dividend policy of the Company;

        (f) any other material change in the Company's business or corporate structure;

        (g) changes to the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

        (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association;

        (i) a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

        (j)     any action similar to any of those enumerated above.

        Notwithstanding any of the foregoing, BZ Holding, Spezialitaeten and Stillhalter reserve the right to purchase additional securities of the Company, dispose of all or a portion of its holdings of securities of the Company, or change their intentions with respect to any of the matters referred to in this
Item 4. Any such decision will depend, however, on numerous factors, including, without limitation, the market price of the Shares, the terms and conditions related to their purchase and sale, the prospects and profitability of the Company, other business and investment alternatives of BZ Holding, Spezialitaeten and Stillhalter and general economic and market conditions.

CUSIP No. 013716105                                                 Page 7 of 10

Item 5.    INTEREST IN SECURITIES OF THE ISSUER

        (a) - (b)     See cover page.

        (c) See Item 3. Neither BZ Holding nor Spezialitaeten nor Stillhalter nor, to the best knowledge of BZ Holding, Spezialitaeten and Stillhalter, any executive officer, director or controlling person of BZ Holding, Spezialitaeten or Stillhalter has effected any transaction in the Company's Shares during the past 60 days (nor has there been a previous Schedule 13D filing).

        (d)     Not applicable.

        (e)     Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Neither BZ Holding nor Spezialitaeten nor Stillhalter nor, to the best knowledge of BZ Holding, Spezialitaeten and Stillhalter, any of the persons listed in Schedule A, has any contract, arrangement, understanding or relationship with any other person regarding the Shares, including but not limited to transfer or voting of any of such shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.    MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1      Joint Filing Agreement

Exhibit 99.1 Tender Agreement, dated June 1, 2000, between Alcan Aluminium Limited and BZ Group Holding Limited, BZ Bank Limited and Stillhalter Vision AG.

CUSIP No. 013716105                                                 Page 8 of 10

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 5, 2000

BZ GROUP HOLDING LIMITED,
a Swiss corporation



            /s/ Kurt Schiltknecht                               /s/ Ralph Stadler
--------------------------------------------       -------------------------------------------
By:   Kurt Schiltknecht                            By:  Ralph Stadler
Its:  Director                                     Its: Secretary and General Counsel


SPEZIALITAETEN VISION AG,
a Swiss corporation




            /s/ Kurt Schiltknecht                               /s/ Ralph Stadler
--------------------------------------------       -------------------------------------------
By:   Kurt Schiltknecht                            By:  Ralph Stadler
Its:  General Manager                              Its: Secretary


STILLHALTER VISION AG,
a Swiss corporation




            /s/ Kurt Schiltknecht                               /s/ Ralph Stadler
--------------------------------------------       -------------------------------------------
By:   Kurt Schiltknecht                            By:  Ralph Stadler
Its:  Director                                     Its: Secretary

CUSIP No. 013716105                                                 Page 9 of 10



                                   SCHEDULE A


              DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING PERSONS
                   OF BZ GROUP HOLDING LIMITED ("BZ HOLDING")

                                                                Principal
           Name                   Business Address             Occupation          Citizenship
-------------------------- ---------------------------  ------------------------ --------------------
Martin Ebner               BZ Group Holding Limited       Chairman of the Board    Switzerland
                           Egglirain 24
                           8832 Wilen, Switzerland

Kurt Schiltknecht          BZ Group Holding Limited        Member of the Board     Switzerland
                           Egglirain 24
                           8832 Wilen, Switzerland

Johan Bjorkman             BZ Group Holding Limited        Member of the Board       Sweden
                           Egglirain 24
                           8832 Wilen, Switzerland


              DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING PERSONS
                 OF SPEZIALITAETEN VISION AG ("SPEZIALITAETEN")

                                                                Principal
           Name                   Business Address             Occupation          Citizenship
-------------------------- ---------------------------  ------------------------ --------------------
Martin Ebner               Spezialitaeten Vision AG        Chairman of the Board    Switzerland
                           Egglirain 24
                           8832 Wilen, Switzerland

Johan Bjorkman             Spezialitaeten Vision AG        Member of the Board       Sweden
                           Egglirain 24
                           8832 Wilen, Switzerland

Peter Matter               Spezialitaeten Vision AG        Member of the Board     Switzerland
                           Egglirain 24
                           8832 Wilen, Switzerland

Kurt Schiltknecht          Spezialitaeten Vision AG        General Manager         Switzerland
                           Egglirain 24
                           8832 Wilen, Switzerland

CUSIP No. 013716105                                                Page 10 of 10

              DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING PERSONS
                    OF STILLHALTER VISION AG ("STILLHALTER")

                                                                Principal
           Name                   Business Address             Occupation          Citizenship
-------------------------- ---------------------------  ------------------------ --------------------
Martin Ebner               Stillhalter Vision AG          Chairman of the Board    Switzerland
                           Egglirain 24
                           8832 Wilen, Switzerland

Kurt Schiltknecht          Stillhalter Vision AG           Member of the Board     Switzerland
                           Egglirain 24
                           8832 Wilen, Switzerland

Allan H. Meltzer           Stillhalter Vision AG           Member of the Board         USA
                           Egglirain 24
                           8832 Wilen, Switzerland